Exhibit 20a.

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                                                                 NEWS RELEASE
                                                                 NEWS RELEASE
Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870
                                                                 NEWS RELEASE

Contact:
Anthony J. Diaz
(203)698-5553


                  FORTUNE BRANDS ANNOUNCES AGREEMENT TO ACQUIRE
         GEYSER PEAK WINERY -- LEVERAGING DISTILLED SPIRITS DISTRIBUTION

Old Greenwich, CT, July 22, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced today that its distilled spirits business has entered into a definitive agreement to purchase the Geyser Peak wine business for $59 million plus funds to retire approximately $35 million in debt. In a related transaction, adjacent vineyard property will be purchased for $6 million.

         With annual volume of approximately half a million cases, the Geyser Peak Winery is a leader in a variety of fast-growing California premium wine categories. Premium California wine sales have been growing at an annual rate of 15% over the past five years, and Geyser Peak's 1997 sales reached $35 million, up 18%.

         The winery and its flagship Geyser Peak brand have a premier reputation, worldwide. At the 1998 International Wine & Spirit Competition last month in London, Geyser Peak won the coveted "Winemaker of the Year" as well as the Best Blended Red Wine Worldwide Award. This past year, it was the top winner in several wine competitions, including "Winery of the Year" at the San Francisco International Wine Competition. Geyser Peak wines are available nationally and internationally in major hotels and leading restaurants and on leading airlines. The winery is located in Geyserville, Alexander Valley, Sonoma County, California.

         "Geyser Peak brings strong brands and excellent growth. We have identified substantial distribution and cost synergies, and we expect the acquisition to be non-dilutive to earnings in 1998 and modestly accretive in 1999," noted Chairman and Chief Executive Officer Thomas C. Hays.

         "The premium wine category has been achieving double-digit unit and dollar growth, Geyser Peak has been growing even faster, and we expect sales to benefit significantly from the strong distribution capability of our Jim Beam Brands Worldwide distilled spirits business. In turn, we expect Beam's high margin brands to benefit from Geyser Peak's strong sales presence at on-premise restaurant and bar accounts. This channel is very important for the growth of new brands, such as the Small Batch Bourbons and ultra-premium tequilas. Geyser Peak will also represent the premium Australian wine, Barwang, for the joint venture established by Beam earlier this year with McWilliams Wines."

         "We are delighted that our great brands will become part of the Fortune Brands family," said Henry F. Trione, Chairman and CEO of Geyser Peak Winery. "We are very confident that our fine wines, which have achieved wide acclaim over the years, will thrive with the benefit of Beam's powerful distribution."

         "We're adding Geyser Peak to a spirits business that has been performing very well," Hays added. "Operating company contribution from the spirits brands was up 8% in the first quarter. Later this week, we expect to announce these brands achieved excellent profit growth again in the second quarter and that Fortune Brands had another fine quarter.

         "Our strong, sustained growth reflects a strategy sharply focused on revenue growth, cost initiatives and asset management," Hays said. "We continue to see attractive add-on acquisition opportunities that support this strategy, and Geyser Peak is the eighth acquisition we have announced or completed since the beginning of last year. In total, the acquired brands have annualized sales of around $465 million, and integration of the seven previously completed acquisitions is right on track, creating substantial value."

         The Geyser Peak Winery acquisition, which is subject to a number of customary closing conditions, is expected to be completed in approximately 30 days. Geyser Peak wines include ultra-premium Geyser Peak Reserve and Venezia, super-premium Geyser Peak and FoxRidge, and popular premium Canyon Road. The industry categorizes ultra-premiums as wines selling for over $14 a bottle, super-premiums as $7-14, and popular premiums at $5-7.

                                     * * * *

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.


                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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